Exhibit 12.1

Statement of Computation of Ratios
	Year Ended December 31,					Six Months Ended June 30, 2013
	2008	2009	2010	2011	2012
	(in thousands)
Earnings:
Net loss	$(97,515)	$(9,872)	$(15,403)	$(3,558)	$(3,865)	$5,174
Add: Fixed charges	1,958	2,335	1,288	3,075	4,068	1,955
Less: Capitalized interest	—	—	—	—	—	—

Total earnings	$(95,557)	$(7,537)	$(14,115)	$(483)	$203	$7,129

Fixed Charges:
Interest expensed and capitalized	202	270	58	2,477	3,305	1,361
Estimated interest component of rent expenses	1,756	2,065	1,230	598	763	594

Total fixed charges	1,958	2,335	1,288	3,075	4,068	1,955

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	5%	365%

(1) Earnings were insufficient to cover fixed charges by $97.5 million, $9.9 million, $15.4 million and $3.6 million for the years ended December 31, 2008, 2009, 2010 and 2011, respectively.